UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bluegreen Vacations Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09629F108

(CUSIP Number)

November 21, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09629F108

1.	Names of Reporting Persons BBX Capital Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 67,261,010(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 67,261,010(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,261,010(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 90.0%(2)
12.	Type of Reporting Person (See Instructions) HC

(1)	Shares are owned directly by Woodbridge Holdings, LLC, a wholly owned subsidiary of BBX Capital Corporation.
(2)	Based on 74,734,455 shares outstanding.

CUSIP No. 09629F108

1.	Names of Reporting Persons Woodbridge Holdings, LLC (I.R.S. No. 80-0478887)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 67,261,010
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 67,261,010
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,261,010
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 90.0%(1)
12.	Type of Reporting Person (See Instructions) HC

(1)	Based on 74,734,455 shares outstanding.

ITEM 1(a):		Name of Issuer:

Bluegreen Vacations Corporation (the “Issuer”)

ITEM 1(b):		Address of Issuer’s Principal Executive Offices:

4960 Conference Way North, Suite 100, Boca Raton, Florida 33431

ITEM 2(a):		Name of Person Filing:

This Statement on Schedule 13G (this “Schedule 13G”) is being filed jointly by BBX Capital Corporation (“BBX Capital”) and Woodbridge Holdings, LLC (“Woodbridge” and, collectively with BBX Capital, the “Reporting Persons”), a wholly owned subsidiary of BBX Capital. Woodbridge is the record and direct beneficial owner of the securities covered by this Schedule 13G.

ITEM 2(b):		Address of Principal Business Office or, if None, Residence:

The principal business address of each of Reporting Person is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

ITEM 2(c):		Citizenship:

BBX Capital is a Florida corporation. Woodbridge is a Florida limited liability company.

ITEM 2(d):		Title of Class of Securities:

Common Stock

ITEM 2(e):		CUSIP Number:

09629F108

ITEM 3:		If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4:	Ownership.

(a)	Amount Beneficially Owned:

See the responses to Item 9 on the cover pages hereto.

(b)	Percent of Class:

See the responses to Item 11 on the cover pages hereto.

(c)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the cover pages hereto.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certifications:

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2018
Date

BBX Capital Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/Chairman
Name/Title

Woodbridge Holdings, LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Chairman and Vice President
Name/Title

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and any applicable national securities exchange) with respect to the common stock of Bluegreen Vacations Corporation, and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of February 5, 2018.

BBX Capital Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/Chairman
Name/Title

Woodbridge Holdings, LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Chairman and Vice President
Name/Title